RNS Transaction in Own Shares

SHARE BUY-BACK PROGRAMME

UNILEVER PLC

Released 07:45:02 17 March 2023

RNS Number : 3474T
Unilever PLC
17 March 2023

17 March 2023

Share Buy-Back Programme - Commencement of Third Tranche

London - Unilever PLC announces the commencement of the third tranche of its programme to buy back shares with an aggregate market value equivalent of up to €3 billion.

On 10 February 2022, Unilever PLC announced its fourth quarter and full year 2021 results and a share buyback programme of up to €3 billion to be conducted over the next two years (the "Programme").

On 23 March 2022, Unilever PLC announced the commencement of the first tranche of the Programme for an aggregate market value equivalent to €750 million.

On 6 September 2022, Unilever PLC announced the commencement of the second tranche of the Programme (the "Second Tranche") for an aggregate market value equivalent to €750 million.

Unilever PLC now announces the commencement of the third tranche of the Programme (the "Third Tranche") for an aggregate market value equivalent to €750 million which will be bought back in the form of Unilever PLC ordinary shares.

Any further tranches of the Programme, which may be conducted after completion of the Third Tranche, will be announced in due course. The purpose of the Third Tranche is to reduce the capital of Unilever PLC and it will take place within the limitations of the authority granted to the Board of Unilever PLC by its general meeting, held on 4th May 2022, pursuant to which the maximum number of shares to be bought back by Unilever PLC is 256,262,000. After taking into account the number of shares bought back under the Second Tranche, the maximum number of shares that can be bought back under the Third Tranche is 239,846,867.

The Third Tranche will commence on 17 March 2023 and will end on or before 24 July 2023.

Unilever PLC has entered into non-discretionary instructions with EXANE SA (a wholly owned subsidiary of BNP Paribas SA) to conduct the Third Tranche on its behalf and to make trading decisions under the Third Tranche independently of Unilever PLC.

Unilever PLC
Unilever House
100 Victoria Embankment
London EC4Y 0DY
United Kingdom

Press-Office.London@Unilever.com

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995, including with relation to Unilever's share buyback programme, its purpose and timetable. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance or outcomes. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results may differ materially from those expressed or implied by these forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2022 and the Unilever Annual Report and Accounts 2022 available on our corporate website www.unilever.com.

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